UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

(Name of Subject Company (Issuer))

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David B. Perkins

8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

919-846-2324

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

215-988-2700

June 19, 2014

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$775,000 (approximately 5% of 3/31 NAV) (a)	Amount of Filing Fee:	$99.82 (b)

(a)                                 Calculated as the aggregate maximum value of Units being purchased.

(b)                                 Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.                                                  SUMMARY TERM SHEET.

•                                          Hatteras Global Private Equity Partners Institutional, LLC (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or $775,000 as of March 31, 2014) from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), due to the Fund in connection with the repurchase.  As used in this Schedule TO, the term “Unit” or “Units” refers to the limited liability company units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Member’s Units as the context requires.  Members that desire to tender Units for purchase must do so by 11:59 PM, Eastern Time on July 18, 2014 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Units will be calculated for this purpose as of September 30, 2014, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•                                          The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Since the Fund’s fiscal year ending on or after the

Repurchase Date is March 31, 2015, the Fund expects that the audit will be completed by the end of May 2015.

•                                          A Member may tender all its Units or some of its Units.  If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a NAV of less than $100,000, Hatteras Capital Investment Management LLC (the “Adviser”) reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Item 4(a)(1)(ii).

•                                          If a Member tenders its Units and the Fund purchases those Units, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Amended and Restated Limited Liability Company Agreement dated as of March 19, 2010 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Repurchase Date.

•                                          The Note will entitle the Member to receive an initial payment in cash (valued according to the LLC Agreement) equal to at least 90% (100% in the case of a Member that tenders less than all of its Units) of the unaudited net asset value of the Units tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•                                          In the case of a Member that tenders all of its Units, the Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member.  The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Member’s behalf.  Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•                                          Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•                                          The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources:  cash on hand, proceeds from the sale or redemption of the Fund’s investments, or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•                                          Members that desire to tender Units for purchase must do so by 11:59 PM, Eastern Time on July 18, 2014  (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of Units on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

•                                          If a Member would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to  Hatteras Global Private Equity Partners Institutional, LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan St., Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 11:59 PM, Eastern Time, on July 18, 2014.  See Item 4(a)(1)(vii).  The value of the Units may change between March 31, 2014 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  See Item 2(b).  Members desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on July 18, 2014, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated, notwithstanding the Fund’s acceptance of the Member’s Units for purchase.

ITEM 2.                                                  ISSUER INFORMATION.

(a)                                 The name of the issuer is “Hatteras Global Private Equity Partners Institutional, LLC.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

(b)                                 The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund.  As of the close of business on March 31, 2014 the net asset value of the Fund was $15,264,231.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)                                  There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the LLC Agreement of the Fund.

ITEM 3.                                                  IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hatteras Global Private Equity Partners Institutional, LLC” The Fund’s principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is

(919) 846-2324. The Fund is managed by Hatteras Capital Investment Management, LLC (the “Adviser”). Capvent US Advisors, LLC serves as sub advisor to the Fund (in such capacity, the “Sub-Advisor”).  The principal executive office of the Adviser is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The principal executive office of the Sub-Adviser is located at Dufourstrasse 24 Zurich, Switzerland CH-8008.  The managers on the Fund’s board of managers (the “Board of Managers”) are David B. Perkins, H. Alexander Holmes, Steve E. Moss, Joseph Breslin, Thomas Mann, and Gregory S. Sellers.  Their address is c/o Hatteras Global Private Equity Partners Institutional, LLC at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4.                                                  TERMS OF THE TENDER OFFER.

(a)         (1) (i)                                           Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 PM, Eastern Time, on July 18, 2014 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)                                  The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on September 30, 2014, or, if the Offer is extended, as of any later Repurchase Date. See Item 4(a)(1)(v) below.

A Member may tender all or some of its Units.  If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000, the Adviser reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund.  Each Member that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Repurchase Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 90% (100% in the case of a Member that tenders less than all its Units) of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Repurchase Date.  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Member that tenders all of its Units, the Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)                               The Offer is scheduled to expire at 11:59 PM, Eastern Time, on July 18, 2014.  Members that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)                              Not applicable.

(v)                                 At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated June 19, 2014, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)                              Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 PM, Eastern Time, July 18, 2014 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Units on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)                           Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 PM, Eastern  Time, on July 18, 2014  (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)                        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.

(ix)                              If Units in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  If Units are repurchased on  a pro rata basis, tendering Members will not have all of their tendered Units repurchased by the Fund and such Members would be required to submit tender requests in the next tender offer made by the Fund.

Furthermore, such Members’ requests would not take priority over any other requests in future tender offers.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)                                 The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time.

(xi)                              Not applicable.

(xii)                           The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or some of the Member’s Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member’s adjusted tax basis in the Member’s entire investment at that time.  The Member’s adjusted tax basis in the Member’s Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member’s share of “unrealized receivables” of a partnership (as defined in Internal Revenue Code section 751). No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member’s entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member’s adjusted tax basis in the Units.

(2)                                 Not applicable.

(b)                                 Any Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.                                                  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on April 3, 2009 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendation of  the Adviser.  The Registration Statement also states that the Adviser expects that they will recommend to the Board of Managers that the Fund from time to time offer to repurchase Units from Members.  The Fund commenced operations on April 1, 2010 and this is the first offer to purchase limited liability company units from Members since inception.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund,  the Adviser or members of the Board of Managers or any person controlling the Fund; and (ii) any other person, with respect to the Units.

ITEM 6.                                                  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)                                 The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)                                 Units that are tendered to the Fund in connection with the Offer will be retired.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement with certain principals of the Adviser (collectively the “Sellers”) and David Perkins, as the Sellers’ representative (the “Purchase Agreement”).  Besides the Purchase Agreement, none of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (5) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Adviser), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (6) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. The Board of Managers, including a majority of the Managers who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Managers”), voted to increase the size of the Board creating 1 vacancy. The Independent Managers nominated, and the Board of Managers approved Peter M. Budko to fill such vacancy. Subsequently, the Members voted to approve the election of the 6 existing Managers along with Mr. Budko.  In addition, the Board of Managers has determined that it is in the best interest of the Fund to appoint a new Manager to fill a vacancy created by the passing of a former Manager in December 2013. The Independent Managers nominated, and the Board of Managers approved Joseph A. Velk to fill such vacancy. Mr. Budko’s election and Mr. Velk’s appointment as Managers to the Fund’s Board of Managers will be effective upon the consummation of the transaction contemplated by the Purchase Agreement. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.                                                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                 The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale or redemption of the Fund’s investments, or borrowings.. Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or cash equivalents. or (2) a receivable from the sale of redemption of the Fund’s investments in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)                                 There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)                                  Not applicable.

(d)                                 None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, or the Adviser has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.

ITEM 8.                                                  INTEREST IN SECURITIES OF THE ISSUER.

(a)                                 Based on March 31, 2014 unaudited values, David B. Perkins, Manager and Chairman of the Board of Managers of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Steve E. Moss, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, H. Alexander Holmes, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Gregory S. Sellers, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Joseph Breslin, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Thomas Mann, Manager of the Fund, does not have any beneficial ownership in the Fund.

(b)                                 There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser.

ITEM 9.                                                  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.                                          FINANCIAL STATEMENTS.

(a)                                 (1)         The Fund commenced operations on April 1, 2010.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Unaudited Financial Statements for the Period Ended September

30, 2010, previously filed with the SEC on Form N-CSR on December 9, 2010; Audited Financial Statements for the Fiscal Year Ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 6, 2011; Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Fiscal Year Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012; Audited Financial Statements for the Fiscal Year Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 10, 2013; Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013; and Audited Financial Statements for the Fiscal Year Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014.

(2)                                 The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have earnings per share information.

(3)                                 Not applicable.

(4)                                 NAV per Unit $107.63 (3/31/14)

(b)                                 The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

ITEM 11.                                           ADDITIONAL INFORMATION.

(a)                                 (1)                                 None.

(2)                                 None.

(3)                                 Not applicable.

(4)                                 Not applicable.

(5)                                 None.

(b)                                 None.

ITEM 12.                                           EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.            Cover Letter to Offer to Purchase and Letter of Transmittal.

B.            Offer to Purchase.

C.            Form of Letter of Transmittal.

D.            Form of Notice of Withdrawal of Tender.

E.             Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Managers

June 19, 2014

EXHIBIT INDEX

EXHIBITS

A                                       Cover Letter to Offer to Purchase and Letter of Transmittal.

B                                       Offer to Purchase.

C                                       Form of Letter of Transmittal.

D                                       Form of Notice of Withdrawal of Tender.

E                                        Form of Letter from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.